

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Byron L. Bennett
President
Zergratran SA, Inc.
501 East Las Olas Blvd., Suite 207
Fort Lauderdale, FL 33301

> **Re: Zergratran SA, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 31, 2022**
> **File No. 024-12006**

Dear Byron L. Bennett:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2022 letter.

Amendment No. 1 to Form 1-A filed October 31, 2022

Cover Page

1. We note your disclosure here and under Plan of Distribution and Selling Securityholders continues to state that your offering will terminate at the earlier of the date at which the maximum amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion and reissue comment 2. Please revise your disclosure to comply with Rule 251(d)(3)(i)(F) of Regulation A as it appears that your offering may extend beyond three years.

   Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Karina Dorin, Staff Attorney at 202-551-3763 with any questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Energy & Transportation

cc: Jamie Ostrow